TGE VALUE CREATIVE SOLUTIONS CORP

66 rue Jean-Jacques Rousseau

75001 Paris, France

December 16, 2025

VIA EDGAR

Mr. Peter McPhun

Mr. Mark Rakip

Ms. Pearlyne Paulemon

Mr. Jeffrey Gabor

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	TGE Value Creative Solutions Corp (the “Company”)

Registration Statement on Form S-1 (Registration No. 333-289690)

Dear Sir/Madam,

Pursuant to Rule 461(a) of the General Rules and Regulations under the Securities Act of 1933, as amended, the Company hereby requests acceleration of the effective date of the above referenced Registration Statement to 4:00 p.m., Eastern Time, on December 18, 2025, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Skadden, Arps, Slate, Meagher & Flom LLP, request by telephone that such Registration Statement be declared effective.

Please contact Shu Du, of Skadden, Arps, Slate, Meagher & Flom LLP, counsel to the Company, at +852 3740 4858, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

[Signature page follows]

Very truly yours,

TGE Value Creative Solutions Corp

By:	/s/ Samuel Chau
	Name:	Samuel Chau
	Title:	Chief Financial Officer